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04012216

Standard Chartered

COPY

29 December 2003

SUPPL

Direct telephone 020 7280 7169
Fax No: 020 7280 7112

E-mail: lucy.schaffer@uk.standardchartered.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington,
DC 20549

Dear Sirs

Re: File No. 82-5188
Standard Chartered PLC
Standard Chartered Bank

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The enclosed information is furnished to you, pursuant to Rule 12g3-2(b) for each of Standard Chartered PLC (File No. 82-5188) and Standard Chartered Bank, its wholly owned subsidiary.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to us using the self addressed envelope enclosed.

Yours faithfully

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

For each of
STANDARD CHARTERED PLC
STANDARD CHARTERED BANK

By:
Name: Lucy Schaffer
Title: Company Secretarial Assistant

Enc.

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:53 9 Sep 2003
Number	5692P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR BRYAN KAYE SANDERSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

SPOUSE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MRS SIRKKA SANDERSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

MRS SIRKKA SANDERSON (SPOUSE)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired:

1,159

8) Percentage of issued class:

0.000099

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

854.13p

13) Date of transaction:

9 SEPTEMBER 2003

14) Date company informed:

9 SEPTEMBER 2003

15) Total holding following this notification:

52,661

16) Total percentage holding of issued class following this notification

0.004490

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER - 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

DEBORAH HARVEY

Date of Notification: .... 9 SEPTEMBER 2003

END

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Company Standard Chartered PLC
TIDM STAN
Headline Director Shareholding
Released 17:06 15 Sep 2003
Number 7845P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

CHRISTOPHER KELJIK

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER THE STANDARD CHARTERED 1994 SHARESAVE SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

8 SEPTEMBER 2003

18) Period during which or date on which exercisable:

THESE OPTIONS ARE EXCERCISABLE BETWEEN 3 YEARS AND 3 YEARS 6 MONTHS.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

1,474 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

641p

22) Total number of shares or debentures over which options held following this notification:

769,024

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 15 SEPTEMBER 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	17:07 15 Sep 2003
Number	7847P

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

RICHARD MEDDINGS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER THE STANDARD CHARTERED 1994 SHARESAVE SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

8 SEPTEMBER 2003

18) Period during which or date on which exercisable:

THESE OPTIONS ARE EXCERCISABLE BETWEEN 3 YEARS AND 3 YEARS 6 MONTHS.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

1,474 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

641p

22) Total number of shares or debentures over which options held following this notification:

322,140

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN – 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 15 SEPTEMBER 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	17:10 15 Sep 2003
Number	7852P

SCHEDULE 11

AMENDING NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

BRYAN KAYE SANDERSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER THE STANDARD CHARTERED 1994 SHARESAVE SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

8 SEPTEMBER 2003

18) Period during which or date on which exercisable:

THESE OPTIONS ARE EXCERCISABLE BETWEEN 5 YEARS AND 5 YEARS 6 MONTHS.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

2,562 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

641p

22) Total number of shares or debentures over which options held following this notification:

164,177

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN - 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 15 SEPTEMBER 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:49 23 Sep 2003
Number	0865Q

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company

STANDARD CHARTERED PLC

2. Name of shareholder having a major interest

FIDELITY INVESTMENTS

3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The shareholder named in 2

4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached list

5. Number of shares/amounts of stock acquired

11,068,469

6. Percentage of issued class

0.9438%

7. Number of shares/amounts of stock disposed

N/A

8.Percentage of Issued class

N/A

9. Class of security

ORDINARY SHARES OF USD0.50 EACH

10. Date of transaction

22 SEPTEMBER 2003

11. Date company informed

22 SEPTEMBER 2003

12. Total holding following this notification

58,961,702

13. Total percentage holding of issued class following this notification

5.0275%

14. Any additional information

15. Name of contact and telephone number for queries

LUCY SCHAFFER - 020 7280 7169

16. Name and signature of authorised company official responsible for making this notification

.... SHARON O'DONOVAN

Date of notification: 23 SEPTEMBER 2003

FMR CORP	
Registered holders	**Shares**
Brown Brothers Harriman	52,358
State Street Nominees Limited	83,100
Chase Nominees Limited	697,600
HSBC	7,800

FIDELITY INTERNATIONAL LIMITED

Registered Holders	**Shares**
Chase Nominees Ltd	2,725,833
HSBC Client Holdings Nominee (UK) Ltd	8,375,466
MSS Nominees Ltd	78,000
Brown Brothers Harriman	156,185
Chase Manhattan Bank London	2,769,330
Bank of New York London	6,452,170
Deutsche Bank	1,020,840
Northern Trust	4,360,735
State Street Bank & Trust	2,251,494
JP Morgan	4,248,300
Citibank	105,970
Mellon Nominees Ltd	76,400
State Street Nominees Ltd	687,500
Bank of New York Brussels	1,044,755
Bermuda Far East	31,111
Master Trust Bank of Japan	27,820
Japan Trustee Svcs Bk Ltd	14,700
National Australia Bank	58,360
BNP Paribas	66,397
Bankers Trust	192,462
Nortrust Nominees Ltd	1,357,825
Morgan Stanley	422,700
Bank of Bermuda	159,009
Mitsubishi Trust	10,309
Chuo Trust Bank	8,080
PICG	2,500
Chase Manhattan Bank AG Frankfurt	12,200
Chase Nominees Ltd (Australia)	16,559

ING Luxembourg	27,965
FIDELITY MANAGEMENT TRUST COMPANY	
Registered Holders	**Shares**
State Street Nominees Ltd	689,122
Lloyds Bank Nominees Limited	638,228
Bankers Trust	221,612
Chase Nominees Ltd	234,351
Northern Trust	624,062
Mellon Trust	613,635
JP Morgan	220,822
Royal Trust	61,887
State Street Bank & Trust	1,358,734
Bank of New York - Europe	69,000
Brown Brothers Harriman	44,990
JP Morgan Chase	69,400
Nortrust Nominees	295,736
FIDELITY INVESTMENT SERVICES LIMITED	
Registered holders	**Shares**
Chase Nominees Ltd	2,463,640
Chase Manhattan Bank London	8,536,876
FIDELITY PENSION MANAGEMENT	
Registered holders	**Shares**
Bankers Trust	680,100
Bank of New York London	673,888
Mellon Nominees Limited	227,900
HSBC	588,800
Chase Nominees Ltd	1,697,694
Citibank	294,610
Northern Trust	990,682
Deutsche Bank	47,500
Credit Suisse FST BOS Zurich	4,400
Citibank	12,200

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Africa Business Presentation
Released	07:00 30 Sep 2003
Number	3230Q

30 September 2003
Africa business presentation

Standard Chartered Bank will be hosting a presentation for investors and analysts on their African business today at 10am.

Presentation slides will be made available at Standard Chartered's website (www.standardchartered.com) from 10am onwards. The presentation will be webcast live.

For further questions, please contact;

Ben Hung
Head of Investor Relations
+44 (0) 20 7280 7245

Betty Ku
Head of Investor Relations, Asia Pacific
+852 2821 1310

Paul Marriage
Head of Media Relations
+44 (0) 20 7280 7163

Lavina Chan
Senior Corporate Affairs Manager
+852 2820 3075

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Circ re. Interim Results
Released	16:38 9 Oct 2003
Number	7469Q

2003 Interim Results

2003 Interim Dividend

Copies of the above documents have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 North Colonnade, Canary Wharf, London, E14 5HS.

Tel No. 020 7066 1000

END

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:04 10 Oct 2003
Number	7919Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR BRYAN KAYE SANDERSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

BRYAN KAYE SANDERSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

560

8) Percentage of issued class:

0.000048

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

£8.597

13) Date of transaction:

10 OCTOBER 2003

14) Date company informed:

10 OCTOBER 2003

15) Total holding following this notification:

53,221

16) Total percentage holding of issued class following this notification

0.004535

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER - 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

DEBORAH TRICKETT

Date of Notification: .... 10 OCTOBER 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:06 10 Oct 2003
Number	7923Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR D G MOIR

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR D G MOIR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

119

8) Percentage of issued class:

0.000010

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

£8.597

13) Date of transaction:

10 OCTOBER 2003

14) Date company informed:

10 OCTOBER 2003

15) Total holding following this notification:

113,392

16) Total percentage holding of issued class following this notification

0.009661

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

DEBORAH TRICKETT

Date of Notification: .... 10 OCTOBER 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:08 10 Oct 2003
Number	7926Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR HO KWONPING

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

HO KWONPING

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

25

8) Percentage of issued class:

0.000002

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

£8.597

13) Date of transaction:

10 OCTOBER 2003

14) Date company informed:

10 OCTOBER 2003

15) Total holding following this notification:

2,299

16) Total percentage holding of issued class following this notification

0.000196

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

DEBORAH TRICKETT

Date of Notification: .... 10 OCTOBER 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:09 10 Oct 2003
Number	7933Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR R H P MARKHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR R H P MARKHAM

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

23

8) Percentage of issued class:

0.000002

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

£8.597

13) Date of transaction:

10 OCTOBER 2003

14) Date company informed:

10 OCTOBER 2003

15) Total holding following this notification:

2,160

16) Total percentage holding of issued class following this notification

0.000184

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

DEBORAH TRICKETT

Date of Notification: .... 10 OCTOBER 2003

END

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:12 10 Oct 2003
Number	7940Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

SIR RALPH ROBINS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

SIR RALPH ROBINS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

45

8) Percentage of issued class:

0.000004

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

£8.597

13) Date of transaction:

10 OCTOBER 2003

14) Date company informed:

10 OCTOBER 2003

15) Total holding following this notification:

4,138

16) Total percentage holding of issued class following this notification

0.000353

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

DEBORAH TRICKETT

Date of Notification: .... 10 OCTOBER 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:13 10 Oct 2003
Number	7944Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

PETER ALEXANDER SANDS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR P A SANDS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

23

8) Percentage of issued class:

0.000002

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

£8.597

13) Date of transaction:

10 OCTOBER 2003

14) Date company informed:

10 OCTOBER 2003

15) Total holding following this notification:

2,111

16) Total percentage holding of issued class following this notification

0.00018

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

DEBORAH TRICKETT

Date of Notification: .... 10 OCTOBER 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	16:16 10 Oct 2003
Number	7948Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

EVAN MERVYN DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

E M DAVIES

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

SHARE DIVIDEND ELECTION

7) Number of shares/amount of stock acquired:

652

8) Percentage of issued class:

0.000056

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

£8.597

13) Date of transaction:

10 OCTOBER 2003

14) Date company informed:

10 OCTOBER 2003

15) Total holding following this notification:

60,490

16) Total percentage holding of issued class following this notification

0.005154

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER - 020 7280 7169

25) Name and signature of authorised company official responsible for making this notification:

DEBORAH TRICKETT

Date of Notification: .... 10 OCTOBER 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	14:58 15 Oct 2003
Number	9415Q

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

LORD STEWARTBY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

THE BANK OF NEW YORK

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

REINVESTMENT OF A DIVIDEND IN A GENERAL NON DISCRETIONARY PEP

7) Number of shares/amount of stock acquired:

45

8) Percentage of issued class:

0.000004%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF US$0.50 EACH

12) Price per share:

919p

13) Date of transaction:

10 OCTOBER 2003

14) Date company informed:

14 OCTOBER 2003

15) Total holding following this notification:

14,941

16) Total percentage holding of issued class following this notification

0.001273%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

CLAIRE WILLOUGHBY – 020 7280 7115

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 15 OCTOBER 2003

END

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Company	Standard Chrtrd PLC
TIDM	STAN
Headline	FRN Variable Rate Fix
Released	10:08 17 Oct 2003
Number	2003101700

Standard Chartered PLC

Issue name:	Standard Chartered PLC - Series 1 USD 400,000,000 undated Primary Capital Floating Rate Nc
ISIN Code:	GB0008387283
Interest Rate	1.25%
1 Month USD	1.125%
6 Month USD	1.1875%
Margin over Libor Fixing	0.125%
Interest Period:	20th October 2003 to 20th November 2003
Calculation Basis	Actual 360
Days in Period:	31
Interest Payment Date:	16th January 2004
Rate per USD 10,000	USD 10.76
Rate per USD 100,000	USD 107.64

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	08:16 4 Nov 2003
Number	6346R

4 November 2003

FOR IMMEDIATE RELEASE

Standard Chartered Appoints Two Non-Executive Directors

The Board of Directors of Standard Chartered is pleased to announce that Ms Ruth Markland and Mr Paul Skinner have been appointed non-executive directors of Standard Chartered PLC.

Ms Markland, 50, recently retired from the international law firm, Freshfields Bruckhaus Deringer where she was a Partner from 1983 and a Managing Partner for the Freshfields Asia practice based in Hong Kong since 1996.

Mr Skinner, 58, is Chairman of Rio Tinto Plc the global mining company. He recently retired as a Group Managing Director of Royal Dutch/Shell Group of companies, for whom he had worked since 1966.

"I am delighted that Ruth and Paul will be joining us. They both have a wealth of talent to offer. Ruth has great expertise in Asia - where she has worked for much of the past 22 years - and a deep understanding of the regulatory environment. Paul's current role is as Chairman of Rio Tinto, one of the most successful global mining companies. In his former position at Royal Dutch Shell he was CEO of the Group's global Oil Products business, which operates in 140 countries under its well known and admired brand. These appointments will greatly contribute to the diversity and knowledge of our Board," said Bryan Sanderson, Chairman of Standard Chartered PLC.

Ms Markland and Mr Skinner commenced their non-executive directorships at Standard Chartered on 3 November 2003.

– Ends –

For further information please contact:

Paul Marriage Head of Media Relations +44 (0)20 7280 7163

Caoimhe Buckley Media Relations Manager +44 (0)20 7280 6170

www.standardchartered.com

Standard Chartered – leading the way in Asia, Africa and the Middle East

Standard Chartered employs 30,000 people in over 500 locations in more than 50 countries in the Asia Pacific

Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas. It is one of the world's most international banks, with a management team comprising 70 nationalities.

Standard Chartered is listed on both the London Stock Exchange and the Stock Exchange of Hong Kong and is in the top 25 FTSE-100 companies, by market capitalisation.

It serves both Consumer and Wholesale Banking customers. Consumer Banking provides credit cards, personal loans, mortgages, deposit taking and wealth management services to individuals and small to medium sized enterprises. Wholesale Banking provides corporate and institutional clients with services in trade finance, cash management, lending, custody, foreign exchange, debt capital markets and corporate finance.

Standard Chartered is well-established in growth markets and aims to be the right partner for its customers. The Bank combines deep local knowledge with global capability.

The Bank is trusted across its network for its standard of governance and its commitment to making a difference in the communities in which it operates.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Declaration
Released	09:39 6 Nov 2003
Number	7493R

Director's Details

Further to Standard Chartered's announcement on 4 November 2003 that Mr Paul Skinner has been appointed to the Board as a Non Executive Director effective 3 November 2003, the Company confirms that there are no details to be disclosed under paragraphs 6.F.2 (b) to (g) of the Listing Rules.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Declaration
Released	09:41 6 Nov 2003
Number	7498R

Director's Details

Further to Standard Chartered's announcement on 4 November 2003 that Ms Ruth Markland has been appointed to the Board as a Non Executive Director effective 3 November 2003, the Company confirms that there are no details to be disclosed under paragraphs 6.F.2 (b) to (g) of the Listing Rules.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding-Replace
Released	14:18 11 Nov 2003
Number	9321R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

THIS ANNOUNCEMENT REPLACES 9307R WHICH WAS RELEASED EARLIER TODAY, THE ONLY DIFFERENCE IS THE DATES SHOULD HAVE READ NOVEMBER

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MR PAUL SKINNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF DIRECTOR NAMED IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

MR PAUL SKINNER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired:

3,000

8) Percentage of issued class:

0.000256

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

963.64p

13) Date of transaction:

4 NOVEMBER 2003

14) Date company informed:

4 NOVEMBER 2003

15) Total holding following this notification:

3,000

16) Total percentage holding of issued class following this notification

0.000256

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

JULIE BAMFORD - 020 7280 7024

25) Name and signature of authorised company official responsible for making this notification:

JULIE BAMFORD

Date of Notification: .... 11 NOVEMBER 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:39 11 Nov 2003
Number	9422R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

RUTH MARKLAND

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF DIRECTOR NAMED IN 2) ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

RUTH MARKLAND

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

PURCHASE OF SHARES

7) Number of shares/amount of stock acquired:

2,000

8) Percentage of issued class:

0.000170

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH FULLY PAID

12) Price per share:

964.04p

13) Date of transaction:

10 NOVEMBER 2003

14) Date company informed:

11 NOVEMBER 2003

15) Total holding following this notification:

2,000

16) Total percentage holding of issued class following this notification

0.000170

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

JULIE BAMFORD - 020 7280 7024

25) Name and signature of authorised company official responsible for making this notification:

JULIE BAMFORD

Date of Notification: .... 11 NOVEMBER 2003

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Investor Trip
Released	08:00 17 Nov 2003
Number	0992S

Standard Chartered PLC will be hosting an investors trip, visiting their banking operations in Chennai, Mumbai and Dubai during the week of November 17 – 21.

The five days will cover:

November 17	Group Consumer Banking
November 18	Global shared service centre
November 19	Indian business
November 20	Middle East and South Asian business
November 21	UAE business

Presentation slides will be made available at Standard Chartered's website (www.standardchartered.com) on each day from 8am GMT onwards.

For further questions, please contact:

Ben Hung
Head of Investor Relations
+44 (0) 20 7280 7245

Betty Ku
Head of Investor Relations, Asia Pacific
+852 2821 1310

Michael Vrontamitis
Investor Relations Manager
+44 (0) 20 7280 6454

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Company	Standard Chrtrd PLC
TIDM	STAN
Headline	FRN Variable Rate Fix
Released	17:43 18 Nov 2003
Number	2003111800

Standard Chartered PLC

RATE FIX NOTICE:

Issue:	Standard Chartered PLC - SERIES 1 USD 400,000,000 undated Primary Capital Floating Rate Notes
ISIN Code:	GB0008387283
Interest Rate:	1.25%
1 Month USD	1.125%
6 Month USD	1.25%
Margin over Libor Fixing	0.125%
Interest Period:	20 November 2003 to 22 December 2004
Calculation Basis	Actual/360
Days in Period:	32
Interest Payment Date:	16 January 2004
Rate per USD 10,000	USD 11.11
Rate per USD 100,000	USD 111.11

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Company	Standard Chrtrd PLC
TIDM	STAN
Headline	FRN Variable Rate Fix
Released	07:05 20 Nov 2003
Number	2003111900

Standard Chartered PLC

RATE FIX NOTICE

Issue:	Standard Chartered PLC - Series 2 USD 300,000,000 undated Primary Capital Floating Rate Notes
ISIN Code:	XS0010826633
Interest Rate:	1.50%
6 Month USD:	1.25%
Margin over Libor Fixing	0.25%
Interest Period:	21st November 2003 to 21st May 2004
Calculation Basis:	Actual/360
Days in Period:	182
Interest Payment Date:	21 May 2004
Rate per USD 10,000	USD 75.83
Rate per USD 50,000	USD 379.17

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	10:59 28 Nov 2003
Number	6187S

Standard Chartered plc

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 216,919 Ordinary shares of $0.50 each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 108,459 shares to be issued under the UK SAYE Sharesave Scheme and 108,460 shares to be issued under the International Sharesave Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Additional Listing
Released	11:45 1 Dec 2003
Number	6823S

Standard Chartered plc

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 217,746 Ordinary shares of $0.50 each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 200,000 shares to be issued under the UK SAYE Sharesave Scheme and 17,746 shares to be issued under the International Sharesave Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	17:15 1 Dec 2003
Number	7175S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

CHRISTOPHER KELJIK

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

CLYDESDALE BANK PLC A/C LNKAV 126090

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

EXERCISE BY MR KELJIK OF AN AWARD MADE UNDER THE STANDARD CHARTERED 1994 SHARESAVE SCHEME

7) Number of shares/amount of stock acquired:

5,164

8) Percentage of issued class:

0.00044%

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH

12) Price per share:

334p

13) Date of transaction:

1 DECEMBER 2003

14) Date company informed:

1 DECEMBER 2003

15) Total holding following this notification:

123,930

16) Total percentage holding of issued class following this notification

0.01056%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: .... 1 DECEMBER 2003

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Company	Standard Chrtrd PLC
TIDM	STAN
Headline	FRN Variable Rate Fix
Released	18:12 10 Dec 2003
Number	2003121000

Standard Chartered PLC

RATE FIX NOTICE:

Issue:	Standard Chartered PLC - SERIES 3 USD 400,000,000 undated Primary Capital Floating Rate Notes
ISIN Code:	XS0010159159
Interest Rate:	1.40%
6 Month USD LIBID	1.125%
Margin	0.275%
Interest Period:	12 December 2003 - 14th June 2004
Calculation Basis	Actual/360
Days in Period:	185
Interest Payment Date:	14th June 2004
Rate per USD 10,000	USD 71.94
Rate per USD 100,000	USD 1,798.61

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Pre-close Trading Update
Released	08:00 11 Dec 2003
Number	1274T

Standard Chartered PLC will be holding a conference call with analysts ahead of its close period for the year ending 31 December 2003. This statement details the information that will be covered in those discussions.

Overall

Standard Chartered has continued to make good progress in the second half of 2003. Profit before tax for the year is expected to be above the market consensus of $1,446M (current range: $1,380M to $1,550M). Normalised earnings per share (EPS) for the year is likely to show growth in mid to high teens.

Consumer Banking is achieving good growth. Wholesale Banking continues to make significant progress on our strategy of improving returns.

Hong Kong, our largest market, is showing positive signs of an economic turnaround and this is reflected in our business performance.

In the second half we have increased the pace of investment in our growth businesses, particularly in Consumer Banking. As a result, costs will likely be higher than current market estimates.

Risk management has been very successful. Net bad debt in Wholesale Banking has been outstanding, underpinned by very strong recoveries. The trade offs we have made between revenue and risk reduction are paying off, particularly in our unsecured portfolio in Hong Kong. The total debt charge is expected to be materially better than market consensus.

Overall, we are continuing to make good progress towards improving our ROE.

Revenue

Consumer Banking

Consumer Banking is delivering good revenue growth outside of Hong Kong; most countries are seeing revenue growth at high single digit or low double digit levels, underpinned by strong asset growth. Markets like Thailand, Indonesia, Middle East and Africa are performing particularly well.

Revenues in Hong Kong have improved in the second half as the economy strengthens. We have resumed marketing activity for the unsecured portfolio following the introduction of the positive credit bureau in August.

Margins, on a product-by-product basis, have remained at broadly stable levels.

Wholesale Banking

Despite subdued asset demand and strong liquidity in Asia, Wholesale Banking continues to achieve good momentum, building on a robust first half performance.

Major growth contributors have been trade finance and global markets. Within global markets, strong increases in customer-driven business have more than offset the expected decline in asset and liability management (ALM) revenue.

Overall, Wholesale Banking is delivering positive operating jaws (the gap between revenue and cost growth). We have continued to keep economic capital broadly flat.

Costs

Costs continue to be a key focus as we work to improve the overall cost income ratio. Underlying costs remain tightly controlled and we are beginning to see real benefits from our hubbing activities. At the same time, given our strong trading performance and the attractive opportunities in our markets, we have decided to accelerate investment for future growth in Consumer Banking.

Specifically, we have invested in innovative products, improvements in customer service, expansion in distribution channels and entry into new markets - South Africa and South Korea. These investments will temporarily impact progress towards our cost income ratio target, but will help accelerate future revenue growth.

Bad Debts

Consumer Banking

Across Consumer Banking net bad debts continue to perform well. The net bad debt ratio has improved from H1, notwithstanding our decision to reshape a specific part of our portfolio in India.

In Hong Kong, Consumer Banking net bad debts have improved as a result of the early actions we took. Bankruptcy related debt charges for Q3 were $40M, down from $56M in Q2.

Wholesale Banking

The Wholesale Banking book continues to perform well. This reflects the actions we have taken to trade revenue for an improved risk profile as well as the generally robust balance sheets of Asian corporates.

Mervyn Davies, Group Chief Executive, commented, "We are very pleased with the positive progress in our financial performance. As we come to the end of year, we believe we have taken the required actions to create real momentum in the business entering 2004."

Bryan Sanderson, Chairman, commented, "The markets in which we operate continue to offer many exciting growth opportunities. We are committed to pursue sound execution of our strategic objectives with disciplined financial management, delivering our shareholders superior short term performance and long term growth."

- end -

The conference call with analysts will be webcast live on our website (http://investors.standardchartered.com) at 10:00 GMT and archived after the event. If you have a Bloomberg terminal you will be able to listen to the conference call by typing LIVE <go>.

For further information, please contact:

Ben Hung, Head of Investor Relations	(44) 207 280 7245
Caoimhe Buckley, Media Relations Manager	(44) 207 280 6170
Betty Ku, Head of Investor Relations, Asia Pacific	(852) 2821 1310
Lavina Chan, Senior Corporate Affairs Manager	(852) 2820 3075

This document contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters. These may include Standard Chartered's future strategies, business plans, and results and are based on the current expectations of the directors of Standard Chartered. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT, developments, competitive and general operating conditions.

END

Full Text Announcement

Company	Standard Chrtrd PLC
TIDM	STAN
Headline	FRN Variable Rate Fix
Released	10:52 12 Dec 2003
Number	2003121200

Standard Chartered PLC

Issue Name:	Standard Chartered PLC - SERIES 3 USD 400,000,000 undated Primary Capitl Floating Rate Not
ISIN Code:	XS0010159159
Interest Rate:	1.40%
6 Month USD LIBID:	1.125%
Margin:	0.275%
Interest Period:	12th December 2003 - 14th June 2004
Calculation Basis:	Actual/360
Number of Days in Period	185
Interest Payment Date:	14th June 2004
Rate per USD 10,000	USD 71.94
Rate per USD 250,000	USD 1,798.61

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Company	Standard Chrtrd PLC
TIDM	STAN
Headline	FRN Variable Rate Fix
Released	18:25 18 Dec 2003
Number	2003121800

Standard Chartered PLC

RATE FIX NOTICE

Issue:	Standard Chartered PLC - SERIES 1 USD 400,000,000 undated Primary Capital Floating Rate Notes
ISIN Code:	GB0008387283
Interest Rate:	1.25%
2 Week USD	1.125%
1 Month USD	1.125%
6 Month USD	1.25%
Margin	0.125%
Interest Period:	22nd December 2003 to 16 January 2004
Calculation Basis	Actual/360
Days in Period:	25
Interest Payment Date:	16th January 2004
Rate per USD 10,000	USD 8.68
Rate per USD 100,000	USD 86.81

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Company	Standard Chrtrd Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	12:05 30 Sep 2003
Number	2003093000

Standard Chartered Bank

RE: STANDARD CHARTERED BANK
GBP 30,000,000.00
MATURING: 26-Mar-2009
ISSUE DATE: 26-Mar-1999
ISIN: XS0096127344

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 29-Sep-2003 TO 29-Mar-2004 HAS BEEN FIXED AT 5.167810 PCT

INTEREST PAYABLE VALUE 29-Mar-2004 WILL AMOUNT TO:
GBP 2,576.83 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

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Full Text Announcement

Company	Standard Chrtrd Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	07:05 14 Oct 2003
Number	2003101300

Standard Chartered Bank

RE: STANDARD CHARTERED BANK
USD 25,000,000.00
MATURING: 15-Jly-2009
ISSUE DATE: 26-May-1999
ISIN: XS0097907561

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 15-Oct-2003 to 15-Jan-2004 HAS BEEN FIXED AT 2.150000 PCT.

INTEREST PAYABLE VALUE 15-Jan-2004 WILL AMOUNT TO USD 549.44 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 020 7508 3858/3855 OR FAX 44 020 7508 3881.

Full Text Announcement

Company	Standard Chrtrd Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	17:08 17 Oct 2003
Number	2003101700

Standard Chartered Bank

RE: STANDARD CHARTERED BANK
USD 325,000,000.00
MATURING: 20-Oct-2010
ISSUE DATE: 20-Oct-2000
ISIN: XS0119162955

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Oct-2003 TO 21-Jan-2004 HAS BEEN FIXED AT 2.070000 PCT

INTEREST PAYABLE VALUE 21-Jan-2004 WILL AMOUNT TO:
USD 52.90 PER USD 10,000.00 DENOMINATION
USD 529.00 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18 06 2003	18 06 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	26	468	1040
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	723p	723p	723p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

A47 COMPANIES HOUSE 0442 27/08/03

Form Revised January 2000

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	06	2003	18	06	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	137	962	304
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	723p	723p	723p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18 06 2003	18 06 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	590	191	393
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	723 p	723 p	687.5 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	06	2003	18	06	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	197		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	559.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	26
	Ordinary	468
UK Postcode	Ordinary	1040
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	137
	Ordinary	962
UK Postcode	Ordinary	304
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	590
	Ordinary	191
UK Postcode	Ordinary	393
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	197
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 25 September 2003

A ~~director~~ / ~~Asst~~ Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
INT 1019	George Chengo	Standard Chartered Bank	Post Box No 139	-	-	-	Karoi	Zimbabwe	Ordinary Shares	26	7.23
INT 1049	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL		Jersey	Ordinary Shares	468	7.23
INT 1020	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL		Jersey	Ordinary Shares	1040	7.23
INT 1011	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL		Jersey	Ordinary Shares	137	7.23
INT 1056	Mei Yan Tam	304 Kam Chun	Tung Chun Court	-	-	-	Shaukeiwan Hong Kong	Hong Kong	Ordinary Shares	962	7.23
INT 1050	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL		Jersey	Ordinary Shares	304	7.23
INT 1050	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL		Jersey	Ordinary Shares	590	7.23
INT 1063	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL		Jersey	Ordinary Shares	191	7.23
INT 1062	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL		Jersey	Ordinary Shares	393	6.875
INT 1061	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL		Jersey	Ordinary Shares	197	5.595
									Total	4308	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 3	0 6	2 0 0 3	0 3	0 6	2 0 0 3

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	258	103	7500
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	451p	700p	387p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 27/09/03

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03 06 2003	03 06 2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5000		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	258p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	258
	Ordinary	103
UK Postcode	Ordinary	7500
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	5000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 25 September 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ ~~Asst~~ Deputy

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC

1,Aldermanbury Square,

London EC2V 7SB Tel

DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
UK 115	Reginald Long	3 Holmbury Park	Bromley	-	-	BR12QS	KENT	UK	Ordinary Shares	258	4.51
INT 941	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Bro	St.Helier	Jersey	JE48TL		Jersey	Ordinary Shares	103	7.00
Executive No 2	Reginald Long	3 Holmbury Park	Bromley	-	-	BR12QS	KENT	UK	Ordinary Shares	7500	3.87
Executive No 2	Reginald Long	3 Holmbury Park	Bromley	-	-	BR12QS	KENT	UK	Ordinary Shares	5000	2.58
									Total	12861	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day / Month / Year	31 / 07 / 2003	31 / 07 / 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	962	440	1000
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	595.5p	687.5p	719.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day 31 *Month* 07 *Year* 2003	*Day* 31 *Month* 07 *Year* 2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	466		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	723p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 962 440 1000
Name See attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 466
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 25 September 2003

A ~~director~~ / ~~Asst~~ Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

31/07/2003

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (In GBP)
Executive No.2	Karim Aziz	25 A1 South Avenue	8th South Street	DHA Phase II	Karachi			Pakistan	Ordinary Shares	1000	£7.195
ISSC 003	Chee Kin Sammy Lee	7 Serangoon Terrace			Singapore	535752		Singapore	Ordinary Shares	152	5.595
ISSC 003	Kheng Seng Quek	24 Jalan Keris			Singapore	457558		Singapore	Ordinary Shares	342	5.595
ISSC 003	Tan Chee Yong	15 Binchang Rise			Singapore	579884		Singapore	Ordinary Shares	342	5.595
ISSC 003	Ankur Mithal	5 Siglap Toad	02- 35 Mandarin Gardens		Singapore	448908		Singapore	Ordinary Shares	126	5.595
ISSC 003	Sanjeev Chatrath	52/25 Old Rajendra Nagar			New Delhi	110060	New Delhi	India	Ordinary Shares	440	6.875
ISSC 003	Sanjeev Chatrath	52/25 Old Rajendra Nagar			New Delhi	110060	New Delhi	India	Ordinary Shares	466	7.23
									Total	2868	

Price £ Indian

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From (Day Month Year)	To (Day Month Year)
	04 06 2003	04 06 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3000	20000	2617
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	719.5p	280.9p	451p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE U440 27/09/03

Form Revised January 2000

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	06	2003	04	06	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	418	432	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	451p	451p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	3000
	Ordinary	20000
UK Postcode	Ordinary	2617
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	418
	Ordinary	432
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 25 September 2003

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ Asst Deputy

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
Executive No 2	George Brown	7 World Trade Center	-	-	-	-	New York	USA	Ordinary Shares	3000	7.195
Executive No 2	George Brown	7 World Trade Center	-	-	-	10048	New York	USA	Ordinary Shares	20000	2.80875
UK 116	Gareth Bullock	47 Kingston Lane	Teddington	-	-	TW119HN	Middlesex	UK	Ordinary Shares	2617	4.51
UK 116	Sophie Arwadi	3 Boleyn Way	Hainault	Ilford	-	IG62TW	Essex	UK	Ordinary Shares	418	4.51
UK 116	Eleanor Robertson	6 St Hilda's Court	Palmyra Road	St Helier, Jersey, CI.	-	JE23YT	Jersey	Jersey	Ordinary Shares	432	4.51
									Total	26467	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	1 1 0 7 2 0 0 3	1 1 0 7 2 0 0 3

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10928	218	150
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	334p	559.5p	620p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	07	2003	11	07	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	268	224	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	687.5p	723p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	10928
	Ordinary	218
UK Postcode	Ordinary	150
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	268
	Ordinary	224
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 14 October 2003

A ~~director~~ / ~~Asst~~ Deputy secretary / ~~administrator / administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
UKSA 001	Michelle Caroline Slow	The White Cottage	The Ridge Little Badrow	Chemsford	Essex	CM34ST		Great Britain	Ordinary Shares	4482	3.34
UKSA 001	Shantilal M Patel	60 Clarendon Gardens	Wembly		Middlesex	HA97LE		Great Britain	Ordinary Shares	4482	3.34
UKSA 001	Jane Linda Paul	38 Home Lands Road	Rhiwbana		Cardiff	CF141UJ		Great Britain	Ordinary Shares	1964	3.34
ISSP 001-Thailand	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St Helier	Jersey	JE48TL		Jersey	Ordinary Shares	29	5.595
UKSA 001	Robert Peter Stead	99 Neil Armstrong Way	Leigh on Sea		Essex	SS95YY		Great Britain	Ordinary Shares	52	5.595
UKSA 001	Janette Elaine Higgins	41 Hill Lane	Hockley		Essex	SS54HW		Great Britain	Ordinary Shares	137	5.595
ISSP 001-India	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St Helier	Jersey	JE48TL		Jersey	Ordinary Shares	150	6.2
UKSA 001	Robert Peter Stead	99 Neil Armstrong Way	Leigh on Sea		Essex	SS95YY		Great Britain	Ordinary Shares	268	6.875
UKSA 001	Robert Peter Stead	99 Neil Armstrong Way	Leigh on Sea		Essex	SS95YY		Great Britain	Ordinary Shares	224	7.23
									Total	11788	

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	08	2003	08	08	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	633	658	1796
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	704 p	723 p	334 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

COMPANIES HOUSE 0510 16/10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	08	2003	08	08	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	141	568	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	687.5p	559.5 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	633
	Ordinary	658
UK Postcode	Ordinary	1796
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	141
	Ordinary	568
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Asst Deputy Date 14 October 2003

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

8.8.2003

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
UKSA 002	Sumit Aggarwal	15 Meridian Close	Bromley			BR12UF		United Kingdom	Ordinary Shares	1796	3.34
ISSC 004	Goh Lay Yian	580 Pasir Ris St 580	10-Mar		Singapore	510580		Singapore	Ordinary Shares	101	5.595
ISSC 004	Lim Poh Lian	24 East Sussex Lane			Singapore	279810		Singapore	Ordinary Shares	342	5.595
UKSA 002	Sumit Aggarwal	15 Meridian Close	Bromley			BR12UF		United Kingdom	Ordinary Shares	125	5.595
UKSA 002	Sumit Aggarwal	15 Meridian Close	Bromley			BR12UF		United Kingdom	Ordinary Shares	141	6.875
ISSC 004	Annette Scarfe	Flat 3	Compayne Gardens		London	NW63DD		United Kingdom	Ordinary Shares	633	7.04
ISSC 004	Annette Scarfe	Flat 3	Compayne Gardens		London	NW63DD		United Kingdom	Ordinary Shares	658	7.23
									Total	3796	

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13 08 2003	13 08 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	35200	19200	15000
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	253.6 p	280.9 p	256 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 16/10/03

Form Revised January 2000

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	08	2003	13	08	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2000		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	719.5 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached Address: UK Postcode	Class of shares allotted: Ordinary Ordinary Ordinary	Number allotted: 35200 19200 15000
Name: See attached Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 2000
Name: See attached Address: UK Postcode	Class of shares allotted	Number allotted
Name: See attached Address: UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed *V. Bamford* Date *14 October 2003*

A ~~director~~ / *Asst Deputy* secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland, Standard Chartered PLC
1, Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

13.8.2003

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
Executive No.2	Stanley Wong	8 C Tower 5	Deerhill Bay	Taipo			Hongkong	Hongkong	Ordinary Shares	35,200	2.536
Executive No.2	Stanley Wong	8 C Tower 5	Deerhill Bay	Taipo			Hongkong	Hongkong	Ordinary Shares	19,200	2.809
Executive No.2	Stanley Wong	8 C Tower 5	Deerhill Bay	Taipo			Hongkong	Hongkong	Ordinary Shares	15,000	2.560
Executive No.2	Tan,Kah Chiew Robert	17 Rosyth Road				546157	Singapore	Singapore	Ordinary Shares	2000	7.195
									Total	71,400	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	08	2003	15	08	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	475	298	285
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	723 p	687.5 p	559.5 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	08	2003	15	08	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5379		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	334 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	475
	Ordinary	298
UK Postcode	Ordinary	285
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	5379
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford **Date** 14 October 2003

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ Asst Deputy

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
UKSA 003	Linda Corbally	4 Beach Cresent	Beach Road	St Saviour		JE27QJ	off Jersey CI	off Jersey CI	Ordinary Shares	896	3.34
UKSA 003	Linda Corbally	4 Beach Cresent	Beach Road	St Saviour		JE27QJ	off Jersey CI	off Jersey CI	Ordinary Shares	475	7.230
UKSA 003	Linda Corbally	4 Beach Cresent	Beach Road	St Saviour		JE27QJ	off Jersey CI	off Jersey CI	Ordinary Shares	298	6.875
UKSA 003	David John Morgan	Uplands	10 The Drive	Cobham	Surrey	KT112JQ	United Kingdom	United Kingdom	Ordinary Shares	4483	3.340
UKSA 003	Shui Yee Wong	10A South View Avenue		Neasden	Greater London	NW101RG	United Kingdom	United Kingdom	Ordinary Shares	285	5.595
									Total	**6437**	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29 08 2003	29 08 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	914	5000	549
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	334 p	387 p	559.5 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 29 Month 08 Year 2003	Day 29 Month 08 Year 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	141	414	1297
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	687.5 p	704 p	723 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 914 5000 549
Name See attached Address UK Postcode	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 141 414 1297
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J. Bamford Date 14 October 2003

A ~~director~~ / ~~Asst~~ Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

29.8.2003

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
UKSA 005	Vincent Peter Owen	3 Nash Gardens	Ascot	Berkshire		SL58TD	United Kingdom	United Kingdom	Ordinary Shares	914	3.34
Executive No.2	John Chang	92 Ipoh Tinkat statu	Ipoh Gardens	Perak	Ipoh	31400			Ordinary Shares	5000	3.870
ISSC 007	Tan Kah Chiew Robert	17 Rosyth Road				546157	Singapore	Singapore	Ordinary Shares	371	5.595
ISSP 003	Royal Bank of Scotland	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL		Jersey	Ordinary Shares	178	5.595
UKSA 005	Vincent Peter Owen	3 Nash Gardens	Ascot	Berkshire		SL58TD	United Kingdom	United Kingdom	Ordinary Shares	141	6.875
UKSA 005	Vincent Peter Owen	3 Nash Gardens	Ascot	Berkshire		SL58TD	United Kingdom	United Kingdom	Ordinary Shares	414	7.04
UKSA 005	Allen Ruddock	Briarwood	The Causeway -	Claygate	Surrey	KT100NE	United Kingdom	United Kingdom	Ordinary Shares	1077	7.23
UKSA 005	Vincent Peter Owen	3 Nash Gardens	Ascot	Berkshire		SL58TD	United Kingdom	United Kingdom	Ordinary Shares	220	7.23
									Total	8315	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 19 Month 09 Year 2003	Day 19 Month 09 Year 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	704	223	282
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	334 p	559.5 p	687.5 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 16/10/03

Form Revised January 2000

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19 09 2003	19 09 2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1493		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	723 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	704
	Ordinary	223
UK Postcode	Ordinary	282
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	1493
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bagnall Date 14 October 2003

A ~~director~~ / Asst Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

19.9.2003

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
UKSA 008	Christine Medlen	135 C Woolwich Road	Upper Abbey Wood		Greater London	SE20DW		United Kingdom	Ordinary Shares	704	3.340
UKSA 008	Timothy Mark Garrood	Pilgrims View	163 Lower Warrens Road	Aylesford	Kent	ME207EH		United Kingdom	Ordinary Shares	223	5.595
UKSA 008	Christine Medlen	135 C Woolwich Road	Upper Abbey Wood		Greater London	SE20DW		United Kingdom	Ordinary Shares	282	6.875
UKSA 008	Richard Castro	113 Myddleton Avenue			Greater London	N42FN		United Kingdom	Ordinary Shares	1263	7.230
UKSA 008	Christine Medlen	135 C Woolwich Road	Upper Abbey Wood		Greater London	SE20DW		United Kingdom	Ordinary Shares	230	7.230
									Total	**2702**	

Companies House — for the record

Bulk List

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From Day	Month	Year	To Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	10	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	858819		
Nominal value of each share	$0.50		
Amount (if any) paid or due on each share *(including any share premium)*	US$14.24179	or £8.597	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACEHD LIST	Class of shares allotted	Number allotted
Address	ORDINARY	858819
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J. Sanford Date 23 October 2003

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ms J Turner, Computershare Investor Services PLC, PO Box 82, Bristol BS99 7NH Tel 0870 702 0003x1826

DX number DX exchange

LIST OF
RETURN OF ALLOTMENTS AND ADJUSTMENTS

Standard Chartered Plc
Scrip Dividend payable 10/10/2003

Name	Adjustments
Ordinary – Sterling Allottees	838,756
Ordinary – Dollar Allottees	2,625
Employee Share Allottees	258
Computershare Company Nominees Limited, Registrars Department, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH	8,189
HHH Hong Kong Control, C/O Computershare Investor Services, SSC4 The Pavilions, Bridgwater Road, Bristol BS99 7NH	8,991
Total Number of New Shares Allotted	858,819

FORM ML8/1 CDROM/FICHE

A

BULK LIST OF ALLOTMENT OF SHARES

A BULK LIST OF ALLOTMENTS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS MICROFICHE.

IF YOU WISH TO SEARCH THE LIST, PLEASE ENQUIRE AT THE SEARCH CONTROL COUNTER.

COMPANY NUMBER 966425

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	07	2003	21	07	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1000		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	719.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

A47
COMPANIES HOUSE 27/09/03

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 1000
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed S. Bamford Date 25 September 2003

Asst Deputy Secretary

A ~~director~~ / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
Executive No.2	Emmanuel Anane Boate	Post Box No 768			Accra			Ghana	Ordinary Shares	1000	£7.195

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	07	2003	25	07	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4484		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	334p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 27/09/03

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	4484
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamfield Date 25 September 2003

Asst Deputy A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
ISSC 002	Lawrence Ralph Topp	5 Walto Road			Singapore		Singapore	Singapore	Ordinary Shares	4484	3.34

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	07	2003	28	07	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	45000	25000	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	387p	719.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary Ordinary	Number allotted 45000 25000
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 25 September 2003

A ~~director~~ / Asst Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (In GBP)
Executive No.2	Michael Jeffery	8 Nicholas Road	Landgrove		Vermont	5148	Vermont	USA	Ordinary Shares	45000	£3.870
Executive No.2	Michael Jeffery	8 Nicholas Road	Landgrove		Vermont	5148	Vermont	USA	Ordinary Shares	25000	£7.195
									Total	70000	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 02 Month 06 Year 2003	Day 02 Month 06 Year 2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5000		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	387p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	5000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 25 September 2003

A ~~director~~ / Asst secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
Executive No 2	Kamal Kumar T	c 65 2 2 3 /A/3B Durgabai	Deshmukh Colony	-	-	500007	Hyderabad	India	Ordinary Shares	5000	3.87

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06 06 2003	06 06 2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15161		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	620p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 15161
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed V Bamford Date 25 September 2003

A ~~director~~ / ~~Asst~~ Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
Executive No 2	David Loretta	2 Wild Flower	Laguna Niguel	-	-	92677	California	USA	Ordinary Shares	15161	6.2

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	06	2003	17	06	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2000	3000	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	703.5p	719.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 27/06/03

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	2000
	Ordinary	3000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J. Bamford Date 25 September 2003

A ~~director~~ / ~~Asst~~ Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
Executive No 2	Philip Skevington	72 Hanoi Lane View	28 Thanh Nien Street	Badionh District	-	-	Hanoi	Vietnam	Ordinary Shares	2000	7.035
Executive No 2	Yeung See Ming Christine	10/F, Bagulo Villa,	550 Victoria	-	-	-	Pokfulam	Hong Kong	Ordinary Shares	3000	7.195
									Total	5000	

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	23	23
Month	06	06
Year	2003	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1510		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	847.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: See attached Address: UK Postcode	Ordinary	1510
Name: Address: UK Postcode		
Name: See attached Address: UK Postcode		
Name: See attached Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed *J. Bamford* Date *14 October 2003*

A ~~director~~ / ~~Asst~~ Deputy secretary / ~~administrator / administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
Restricted	Teresa Fillingham	26 beaulieu Park	St Saviours Road	St Helier	Jeresey CI	JE24RN		Jersey	Ordinary Shares	1510	8.475

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	06	2003	30	06	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1011		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	847.5 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 1011
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J. Bamford **Date** 14 October 2003

A ~~director~~ / Asst Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

30.6.2003

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
Restricted	Peter Simpson	38 Elgin Street	Bournemouth	Dorset		BH37KH		Tanzania	Ordinary Shares	1011	8.475

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 22 Month 08 Year 2003	Day 22 Month 08 Year 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	372	30000	20000
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	687.5 p	387 p	719.5 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	372
	Ordinary	30000
UK Postcode	Ordinary	20000
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 14 October 2003

A ~~director~~ / ~~Asst~~ Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

22.8.2003

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
UKSA 004	Trevor John Woods	67 Upshire Road	Upshire	Waltham Abbey	Essex	EN93NZ		United Kingdom	Ordinary Shares	372	6.875
Executive No.2	Michael Anthony Grime	Wellbrow Cottage	Reading Street	Tenterden	Kent	TN307HT		United Kingdom	Ordinary Shares	30,000	3.870
Executive No.2	Michael Anthony Grime	Wellbrow Cottage	Reading Street	Tenterden	Kent	TN307HT		United Kingdom	Ordinary Shares	20,000	7.195
										50372	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	08	2003	26	08	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2000	1500	91769
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	719.5 p	808.5 p	722.8 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 16/10/03

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 2000 1500 91769
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 14 october 2003

A ~~director~~ / Asst deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

26.8.2003

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
Executive No.2	Choon Seong,Low	No 43 Jalan Tempnis Kanan	Lucky Garden	Kulalampur	Wilayah Persekutan	59100	Malasyia	Malasyia	Ordinary Shares	2,000	7.195
Executive No.2	Kah Chiew Robert,Tan	17 Rosyth Road				546157	Singapore	Singapore	Ordinary Shares	1500	8.085
Executive No.2	Roy Albert,Lambden	Pound Farm	30Trowley hill Road	Flamstead	Hertfordshire	AL38EE	United Kingdom	United Kin	Ordinary Shares	91,769	7.228
									Total	95,269	

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	08	2003	28	08	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	30000	10000	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	387 p	719.5 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary Ordinary	Number allotted 30000 10000
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name *See attached* Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ~~14 October 2003~~ V. Bamford Date 14 October 2003

A ~~director~~ / ~~Asst~~ Deputy Secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

28.8.2003

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
Executive No.2	Stephen Edwin Gill	65 Circle Avenue	Larchmont		New york	10538		United States	Ordinary Shares	30,000	3.870
Executive No.2	Stephen Edwin Gill	*65 Circle Avenue*	Larchmont		New york	10538		United States	Ordinary Shares	10,000	7.195
									Total	**40000**	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	09	2003	01	09	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1080	371	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	723 p	559.5 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 0499 16/10/03

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary Ordinary	Number allotted 1080 371
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 14 October 2003

A ~~director~~ / Asst Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
ISSC 005	Mok Lan Sang Ellen	E 14 Merry Terrace	4 Seymour	Mid-Leveis				Honkong	Ordinary Shares	1080	7.23
ISSC 007	Tan Kah Chiew Robert	17 Rosyth Road				546157	Singapore	Singapore	Ordinary Shares	371	5.595
									Total	**1451**	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	09	2003	02	09	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4500		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	719.5 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 16/10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 4500
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed V. Banford Asst Deputy Date 14 October 2003

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

2.9.2003											
Memo Number	**Name**	**Address 1**	**Address 2**	**Address 3**	**City**	**Postal Code**	**State**	**Country**	**Class of Shares**	**Ordinary Shares Allotted**	**Price paid per Share on Allotment (in GBP)**
Executive No.2	Claude Lobo	3A Windemere	B J Road	Bandra	Mumbai	400 050	Maharashtra	India	Ordinary Shares	4500	7.195

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	09	2003	05	09	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	237		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	687.5 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 237
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 14 October 2003

A ~~director~~ / Asst Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
UKSA 006	Robert Munroe	48 Holmwo	Cheam		Surrey	SM27JP		United Kingdom	Ordinary Shares	237	6.875

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	11	11
Month	09	09
Year	2003	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2000		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	808.5 p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 16/10/03

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2000
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Sanford Date 14 October 2003

A ~~director~~ / ~~Asst~~ Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

11.9.2003											
Memo Number	**Name**	**Address 1**	**Address 2**	**Address 3**	**City**	**Postal Code**	**State**	**Country**	**Class of Shares**	**Ordinary Shares Allotted**	**Price paid per Share on Allotment (in GBP)**
Executive No.2	Saikat Bhattacharya	31 Leonie Hill	09-01Rivershire			239229	Singapore	Singapore	Ordinary Shares	2000	8.09

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	09	2003	12	09	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	352	196	94
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	704 p	723 p	687.5 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 16/10/03

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary Ordinary Ordinary	Number allotted 352 196 94
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name See attached Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 14 October 2003

A ~~director~~ / Asst Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

12.9.2003

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
ISSC 006A	Clive LaBand	Brodick house	Gravelye Lane Lindfelld	Haywards Heath	Sussex	RH162SN		United Kingdom	Ordinary Shares	352	7.040
UKSA 007	Mohammed Kahlid Osman	15 Court Side	Dartmouth Road		Greater london	SE264RE		United Kingdom	Ordinary Shares	196	7.23
UKSA 007	Mohammed Kahlid Osman	15 Court Side	Dartmouth Road		Greater london	SE264RE		United Kingdom	Ordinary Shares	94	6.875
									Total	642	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day Month Year: 18 09 2003	Day Month Year: 18 09 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2000	1000	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	719.5 p	808.5 p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 16/10/03

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	2000
	Ordinary	1000
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name See attached	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. Bamford Date 14 October 2003

A ~~director~~ / ~~Asst~~ Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

18.9.2003											
Memo Number	**Name**	**Address 1**	**Address 2**	**Address 3**	**City**	**Postal Code**	**State**	**Country**	**Class of Shares**	**Ordinary Shares Allotted**	**Price paid per Share on Allotment (in GBP)**
Executive No.2	Chang Tai Wai David	Flat A 13/F Wealthy Heights	35 Mc Donnell Road		Hongkong			Hongkong	Ordinary Shares	2,000	7.20
Executive No.2	Philip Skevington	72 Hanoi Lane View	28 Tanh Nein Street	Badionh District	Hanoi				Ordinary Shares	1000	8.09

G

CHFP010.

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (address overleaf)

For official use

Company Number 966425

Please do not write in space below. For Inland Revenue use only

Name of company

* Insert full name of company

* STANDARD CHARTERED PLC

20985

NOTE:

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

§A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	8.9% N/C DOLLAR PREFERENCE SHARES	7 3/8 N/C IRREDEEMABLE PREFERENCE SHARES	
Number of shares purchased	2,000	2,500,000	
Nominal value of each share	US$5.00	£1.00	
Date(s) on which the shares were delivered to the company	24 JUNE 2003	24 June 2003	
Maximum prices paid for each share §	£685.72	£1.13	
Minimum prices paid for each share §	£682.73	£1.13	

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,196,434.70
Stamp duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 20,985.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ GROUP SECRETARY Date 17 JUNE 2003

Presentor's name, address and reference (if any):

Group Secretary's Dept
Standard Chartered PLC
1 Aldermanbury Square
London EC2V 7SB

For official use

General Section | Post room

A21 COMPANIES HOUSE 0043 28/10/03

A41 COMPANIES HOUSE 16/09/03

coform

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	10	2003	17	10	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5671	642	701
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	334p	559.5p	620p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

A23 COMPANIES HOUSE 25/11/03

Form Revised January 2000

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	10	2003	17	10	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	543	253	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	687.5p	723p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	5671
	Ordinary	642
UK Postcode	Ordinary	701
Name	Class of shares allotted	Number allotted
Address	Ordinary	543
	Ordinary	253
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J. Bamford DEPUTY Date 11 November 2003

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland, Standard Chartered PLC
1, Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

17.10.03

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
UKSA 011	David Lindsay Hunt	16, Balmoral Road	#01 - 05 Balmoral Condo			259802		Singapore	Ordinary	1896	£3.340
UKSA 011	Harwood,Craig William Roy	51 Avondale Road	Welling			DA161NG	KENT	GBR	Ordinary	931	£3.340
UKSA 011	Payne,Gerald Michael	32 Stainer Road		Tonbridge		TN104DT	KENT	GBR	Ordinary	2844	£3.340
UKSA 011	Harwood,Craig William Roy	51 Avondale Road	Welling			DA161NG	KENT	GBR	Ordinary	53	£5.595
UKSA 011	Payne,Gerald Michael	32 Stainer Road		Tonbridge		TN104DT	KENT	GBR	Ordinary	196	£5.595
UKSA 011	Bristow,Claire Elizabeth	204 Sutherland Avenue	Welling			DA162NH	KENT	GBR	Ordinary	393	£5.595
ISSP 006	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL			Ordinary	701	£6.200
UKSA 011	Harwood,Craig William Roy	51 Avondale Road	Welling			DA161NG	KENT	GBR	Ordinary	131	£6.875
UKSA 011	Fromage,Jo	20 Le Clos De Mon Sejour	La Route De La Trinite			JE24NZ	St Helier	Jersey	Ordinary	164	£6.875
ISSP 006	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL			Ordinary	248	£6.875
UKSA 011	Fromage,Jo	20 Le Clos De Mon Sejour	La Route De La Trinite			JE24NZ	St Helier	Jersey	Ordinary	253	£7.230
									Total	**7810**	

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
Date	17 10 2003	17 10 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5671	642	701
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	334p	559.5p	620p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ ***DX 33050 Cardiff***
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

A23
COMPANIES HOUSE 25/11/03

Form Revised January 2000

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	10	2003	17	10	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	543	253	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	687.5p	723p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	5671
	Ordinary	642
UK Postcode	Ordinary	701
Name	Class of shares allotted	Number allotted
Address	Ordinary	543
	Ordinary	253
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford DEPUTY Date 11 November 2003

~~A director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

17.10.03

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
UKSA 011	David Lindsay Hunt	16, Balmoral Road	#01 - 05 Balmoral Condo			259802		Singapore	Ordinary	1896	£3.340
UKSA 011	Harwood,Craig William Roy	51 Avondale Road	Welling			DA161NG	KENT	GBR	Ordinary	931	£3.340
UKSA 011	Payne,Gerald Michael	32 Stainer Road		Tonbridge		TN104DT	KENT	GBR	Ordinary	2844	£3.340
UKSA 011	Harwood,Craig William Roy	51 Avondale Road	Welling			DA161NG	KENT	GBR	Ordinary	53	£5.595
UKSA 011	Payne,Gerald Michael	32 Stainer Road		Tonbridge		TN104DT	KENT	GBR	Ordinary	196	£5.595
UKSA 011	Bristow,Claire Elizabeth	204 Sutherland Avenue	Welling			DA162NH	KENT	GBR	Ordinary	393	£5.595
ISSP 006	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL			Ordinary	701	£6.200
UKSA 011	Harwood,Craig William Roy	51 Avondale Road	Welling			DA161NG	KENT	GBR	Ordinary	131	£6.875
UKSA 011	Fromage,Jo	20 Le Clos De Mon Sejour	La Route De La Trinite			JE24NZ	St Helier	Jersey	Ordinary	164	£6.875
ISSP 006	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL			Ordinary	248	£6.875
UKSA 011	Fromage,Jo	20 Le Clos De Mon Sejour	La Route De La Trinite			JE24NZ	St Helier	Jersey	Ordinary	253	£7.230
									Total	**7810**	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	09	2003	01	09	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1080	250	
Nominal value of each share	US $0.50	US $0.50	
Amount (if any) paid or due on each share *(including any share premium)*	723p	387p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	1080
	Ordinary	250
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed V. Bamford Date 5 November 2003

A ~~director~~ / Deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

1.9.2003

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
ISSC 005	Mok Lan Sang Ellen	E 14 Merry Terrace	4 Seymour Road	Mid-Levels				Honkong	Ordinary Shares	1080	7.23
Executive No.2	Robert McDonald	5 Northway	Old Greenwich			68700000	Connecticut	USA	Ordinary Shares	250	3.87
									Total	1330	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	1 5	0 9	2 0 0 3	1 5	0 9	2 0 0 3

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3000		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	719.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 3000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed V. Sanford Date 5 November 2003

~~A director~~ / deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland, Standard Chartered PLC	
1, Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

15.09.03

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
Executive No.2	Derek Smith	11 Ammanford	Caversham Heights	Reading		RG47XN		Berkshire	Ordinary Shares	3,000	7.195

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15 / 09 / 2003	15 / 09 / 2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3000		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	719.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 3000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Sanford Date 5 November 2003

~~A director~~ / deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

15.09.03

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
Executive No.2	Derek Smith	11 Ammanford	Caversham Heights	Reading		RG47XN		Berkshire	Ordinary Shares	3,000	7.195

Companies House

for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

Return of Allotment of Shares

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 26 Month 09 Year 2003	Day 26 Month 09 Year 2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2287		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	700p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

A35 COMPANIES HOUSE ...9 13/11/03

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2287
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed V. Sanford Date 5 November 2003

A ~~director~~ / deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

26.9.2003											
Memo Number	**Name**	**Address 1**	**Address 2**	**Address**	**City**	**Postal**	**State**	**Country**	**Class of Shares**	**Ordinary Shares Allotted**	**Price paid per Share on Allotment (in GBP)**
ISSC 008	Mrs Siu Chin Chan	Flat H 8/F Block 2 Bamboo Mansion	Whampoa Garden	Kowloon				Hong Kong	Ordinary	2287	7.00

Blueprint 2000 Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 966425

Company Name in full Standard Chartered PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	03	11	2003
† Date of Birth	24	12	1944

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Forename(s): Paul, David

Surname: Skinner

Previous forename(s): Previous surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

††Usual residential address: 11 Babmaes Street

Post town: London Postcode: SW1Y 6HD

County / Region: Country: United Kingdom

† Nationality: British † Business occupation: Company Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 11.11.2003

A director, secretary etc must sign the form below.

Signed [signature] **Date** 12-11-2003

(**a ~~director~~ / Group secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will b... r...

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169

number DX exchange

...n you have completed and signed the form please send it to the ...strar of Companies at:

...panies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
...ompanies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

COMPANIES HOUSE 27/11/03
AVUSFQ6H
A55 COMPANIES HOUSE 0710 13/11/03

Form April 2002

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number 966425

Company Name in full Standard Chartered PLC

Name Paul, David Skinner

Company Name	Resignation
Rio Tinto Plc	

Blueprint 2000
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 966425

Company Name in full Standard Chartered PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	03	11	2003
† Date of Birth	07	02	1953

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Forename(s): Ruth

Surname: Markland

Previous forename(s): Previous surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

††Usual residential address: Flat 4, 31/32 Ennismore Gardens

Post town: London Postcode: SW7 1AE

County / Region: Country: UK

† Nationality: British † Business occupation: Solicitor

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature Ruth Markland **Date** 10 Nov 2003

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Please delete as appropriate

Signed [signature] **Date** 10 November 2003.

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that ...

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

COMPANIES HOUSE 27/11/03
A55 *AUUSEQ8U* 0711
COMPANIES HOUSE 13/11/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 966425

Company Name in full Standard Chartered PLC

Name Ruth Markland

Company Name	Resignation
31/32 Ennismore Gardens Investments Limited	05/11/2003

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	966425
Company name in full	Standard Chartered PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	10	2003	17	10	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5671	642	701
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	334p	559.5p	620p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

COMPANIES HOUSE 13/11/03

Form Revised January 2000

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	10	2003	23	10	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1180		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	559.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	1180
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed V. Bamford Date 5 November 2003

A ~~director~~ / deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland, Standard Chartered PLC
1, Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

23.10.03

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
ISSC 010	Chan,Lai Hung	1152 Mei Tung House	Mei Tung Estate	Tung Tau Tsuen Rd Kln	Kowloon			Hong Kong	Ordinary	464	£5.595
ISSC 010	Cheung,Galen Kin Chung	19E Tower 1	Metro City 1	Tseung Kwan	N.T.			Hong Kong	Ordinary	422	£5.595
ISSC 010	David Lindsay Hunt	16, Balmoral Road	#01 - 05 Balmoral Condo			259802		Singapore	Ordinary	294	£5.595
									Total	1180	

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10 10 2003	10 10 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	400	477	252
Nominal value of each share	US $0.50	US $0.50	US $0.50
Amount (if any) paid or due on each share *(including any share premium)*	559.5p	687.5p	723p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	400
	Ordinary	477
UK Postcode	Ordinary	252
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed *J. Sandford* Date *5 November 2007*

A ~~director~~ / *deputy* secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC
1,Aldermanbury Square,
London EC2V 7SB Tel
DX number DX exchange

10.10.03

Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
UKSA 010	Joane Coleman	27 Sunset Road	Thamesmead			SE288RR	GT LON	GBR	Ordinary	268	£5.595
ISSP 005	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St Helier	Jersey	JE48TL		Jersey	Ordinary	132	£5.595
UKSA 010	Teresa Ann Makin	La Loueme, 7 Les Parquets	La Grande Route De St Martin		St Martin	JE36UP		Jersey, CI	Ordinary	343	£6.875
ISSP 005	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St Helier	Jersey	JE48TL		Jersey	Ordinary	134	£6.875
UKSA 010	Joane Coleman	27 Sunset Road	Thamesmead			SE288RR	GT LON	GBR	Ordinary	252	£7.230
									Total	1129	

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 966425

Company name in full Standard Chartered PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30 09 2003	30 09 2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	117		
Nominal value of each share	US $0.50		
Amount (if any) paid or due on each share *(including any share premium)*	723p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

A38
COMPANIES HOUSE 13/11/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached	Class of shares allotted	Number allotted
Address	Ordinary	117
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed V. Sandford Date 5 November 2003

A ~~director~~ / deputy secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Andy Aukland,Standard Chartered PLC	
1,Aldermanbury Square,	
London EC2V 7SB	Tel
DX number	DX exchange

30.9.2003											
Memo Number	Name	Address 1	Address 2	Address 3	City	Postal Code	State	Country	Class of Shares	Ordinary Shares Allotted	Price paid per Share on Allotment (in GBP)
ISSP 004	Royal Bank of Scotland Trust Company (Jersey) Limited	Post Box No 298	23-25 Broad Street	St.Helier	Jersey	JE48TL		Jersey	Ordinary	117	7.23

Blueprint 2000
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number ZC18

Company Name in full Standard Chartered Bank

Date of termination of appointment	Day	Month	Year
	23	09	2003

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): David John

Surname: Brimacombe

† Date of Birth: Day | Month | Year

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 23-09-2003

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~) Assistant

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

A45
COMPANIES HOUSE 26/09/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Blueprint 2000
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	ZC18
Company Name in full	Standard Chartered Bank

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	23 09 2003
† Date of Birth (Day Month Year)	
Appointment as director	
as secretary	X

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Julie
Surname	Bamford
Previous forename(s)	
Previous surname(s)	
Usual residential address	18 Abbey Road
Post town	Exeter
Postcode	EX4 7BG
County / Region	Devon
Country	
† Nationality	
† Business occupation	
† Other directorships (additional space next page)	

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature	J. Bamford
Date	24 September 2003

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed	[signature]
Date	23-09-2003

(**a ~~director~~ / Assistant secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GROUP SECRETARY'S DEPARTMENT, STANDARD CHARTERED PLC,
1 ALDERMANBURY SQUARE, LONDON, EC2V 7SB
Tel 020 7280 7169
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland